Eduardo Gallardo
Direct: +1 212.351.3847
Fax: +1 212.351.5245
EGallardo@gibsondunn.com

August 20, 2018

Via EDGAR and Email

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:                             SJW Group
SC TO-T/A filed August 8, 2018
SC TO-T/A filed August 17, 2018

Filed by California Water Service Group
File No. 5-36500

Dear Ms. Chalk:

On behalf of our client, California Water Service Group (“California Water”), set forth below are California Water’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission, contained in the comment letter dated August 17, 2018, with respect to the above referenced SC TO-T/A filed by California Water on August 17, 2018 (“Comment Letter 1”) and the comment letter dated August 14, 2018, with respect to the above referenced SC TO-T/A filed by California Water on August 8, 2018 (“Comment Letter 2” and, together with Comment Letter 1, the “Comment Letters”).

California Water’s responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the appropriate Comment Letter.

Comment Letter 1

1.              Your amended offer materials state that you have terminated your tender offer for SJW Group as of today. In a response letter, identify the offer condition in your original Offer to Purchase (or as amended) filed as Exhibit (a)(1)(i) to the Schedule TO-T filed on June 7, 2018 that permits you to terminate the tender offer. In addition, outline the facts that you believe “trigger” the identified offer condition.

Response:

On August 6, 2018, SJW Group (“SJW”) announced that it had amended its “merger of equals” agreement with Connecticut Water to instead acquire Connecticut Water in an $843 million all-cash transaction (the “Revised CTWS Merger”) that is no longer subject to the approval of SJW stockholders. Also during the week of August 6, SJW announced that members of the Moss family held over 30% of SJW’s outstanding shares and supported the Revised CTWS Merger. Prior to this announcement, there was no public disclosure that the Moss family represented such a significant shareholder group or otherwise collectively held such level of control over SJW. Furthermore, in response to California Water’s proposal to acquire SJW for $70 in cash (which was submitted on August 10, 2018), SJW issued an extensive press release rejecting such enhanced $70 cash proposal on the morning of August 17, 2018.

The August 17, 2018 press release, combined with the announcement of the Revised CTWS Merger and the recent disclosure of the Moss family group’s control over SJW, led California Water to conclude that under no circumstance would SJW or the Moss family cooperate with California Water’s efforts to complete the Tender Offer. In light of the foregoing, California Water concluded that the Section 203 Condition (as such term is defined in the Offer to Purchase), which requires cooperation from the SJW Board of Directors, would not be satisfied. The Revised CTWS Merger and August 17, 2018 press release also led California Water to conclude that it would be futile to independently pursue an application with the California Public Utility Commission without SJW’s and the Moss family group’s support, such that the State Regulatory Condition is not currently satisfied and unlikely to be satisfied in the future.

Accordingly, California Water announced a termination of the Offer at 12:26 P.M. Eastern time on August 17, 2018 (the “Offer Termination”) based on the above facts which are deemed to have constituted a trigger of the two conditions referenced above.

Comment Letter 2

1.              Your amended offer materials refer to an “August 10 Proposal” to acquire SJW Group for $70.00 per share in cash, a price that is $1.75 per share higher than your current offer. We are concerned that SJW shareholders may not realize that this “Proposal” which you tout in your amended offer materials does not mean that you have increased the price in your tender offer. In fact, the August 10 Proposal references your willingness to “consider [alternate] transaction structures that achieve tax deferral … for SJW shareholders with a historical low tax basis and who may prefer to own stock of the combined company.” This statement would appear to contemplate transaction structures other than the current tender offer. Please revise the offer materials to clearly and prominently clarify the fact that the offer price itself has not changed and may not change.

Response:

Please see our response to question 1 of Comment Letter 1. As a result of the Offer Termination, we believe this comment is no longer applicable.

2.              Clarify in your revised tender offer materials why you have elected not to raise the offer price in the tender offer itself. We note that the August 10 Proposal contemplates potentially paying a higher price than $70.00 per share if supported by due diligence and additional synergies; therefore, we assume the $70.00 per share price in the Proposal reflects what California Water is willing to pay for SJW before any such synergies are identified through due diligence.

Response:

Please see our response to question 1 of Comment Letter 1. As a result of the Offer Termination, we believe this comment is no longer applicable.

3.              Refer to comment 4 in our letter dated August 9, 2018 and your response. Your current disclosure states you “may” seek CPUC approval to file an application without the cooperation of SJW but that you are awaiting SJW’s response to your August 10 Proposal “in order to determine whether to proceeds with requesting permission of the CPUC…” As previously requested in comment 4, discuss the factors upon which your decision to seek such approval from the CPUC will be based. Your amended disclosure should address factors other than whether SJW decides to recommend your August 10 Proposal, which we assume would negate the need to seek approval without SJW’s cooperation.

Response:

Please see our response to question 1 of Comment Letter 1. As a result of the Offer Termination, we believe this comment is no longer applicable.

4.              Tell us how you will address the matters outlined in our comments above. Given the potential for shareholder confusion regarding your August 10 Proposal and its impact or lack of impact on the current tender offer price, we believe it may be appropriate to disseminate the revised offer materials in some manner other than an EDGAR filing only.

Response:

Please see our response to question 1 of Comment Letter 1. As a result of the Offer Termination, we believe this comment is no longer applicable.

If we can be of any further assistance, or if you have any questions regarding the responses to your comments in this letter, please do not hesitate to call me at (212) 351-3847 or Jim Moloney at (949) 451-4343.

Sincerely,

/s/ Eduardo Gallardo
Eduardo Gallardo

cc:                                James Moloney

Gibson, Dunn & Crutcher LLP

Paul Townsley

California Water Service Group